

July 30, 2014

Via E-mail
Glenn A. Votek
Chief Financial Officer
Annaly Capital Management, Inc.
1211 Avenue of the Americas
Suite 2902
New York, NY 10036

> **Re:** **Annaly Capital Management, Inc.**
> **Form 10-K for the year ended December 31, 2013**
> **Filed February 27, 2014**
> **File No. 001-13447**

Dear Mr. Votek:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

1.  Please tell us how you determined it was not necessary to continue to disclose, for each of the quarters in the last two years, a table showing the average amount of repurchase and reverse repurchase transactions outstanding during the quarter and the amount of these repurchase and reverse transactions outstanding as of the end of each quarter. Alternatively, please confirm that you will provide this information in future periodic filings.

Capital Management, page 53

Distributions to Stockholders, page 55

2.  We note that you paid dividends of $1.6 million and had net cash used in operating
    activities of $12.9 million during the year ended December 31, 2013.  In future periodic
    filings, please discuss the source(s) of these distributions within your Management's
    Discussion and Analysis of Financial Condition and Results of Operations, as this
    disparity raises concerns about the sustainability of distributions into the future.  Please
    provide an example of your proposed disclosure.

Risk Management, page 56

Liquidity Risk Management, page 59

Excess Liquidity, page 60

3.  You list your liquid assets on page 61.  Please tell us if any of the amounts listed are cash
    and securities deposited with clearing organizations and collateral held in the form of
    cash on margin with counterparties; to the extent it does include these items, please tell us
    how you determined these items were liquid assets.  Additionally, please tell us how you
    determined it was appropriate to include any pledged investment securities within your
    liquid assets.

Financial Statements

General

4.  Please tell us how you determined it was not necessary to provide the schedule required
    by Rule 12-29 of Regulation S-X for your commercial real estate debt.

Notes to Consolidated Financial Statements, page F-10

3. Significant Accounting Policies, page F-10

Cash and Cash Equivalents, page F-10

5.  You disclose that you had cash and securities deposited with clearing organizations and
    collateral held in the form of cash on margin with counterparties of $371.8 million for the
    year ended December 31, 2013.  Please tell us how much of the $371.8 million consisted
    of cash.  Further, please tell us how you determined it was not necessary to classify these
    amounts as restricted cash.

Glenn A. Votek
Annaly Capital Management, Inc.
July 30, 2014
Page 3


We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or the undersigned at 202-551-3438 if you have questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Senior Staff Accountant